UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

(Amendment No. 1)

Commission File Number: 001-34541

CHINA CORD BLOOD CORPORATION
(Translation of registrant’s name into English)

48th Floor, Bank of China Tower
1 Garden Road
Central
Hong Kong S.A.R.
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

EXPLANATORY NOTE

The sole purpose of this Amendment No. 1 to China Cord Blood Corporation’s Report of Foreign Private Issuer on Form 6-K (the “Form 6-K”) furnished to the Securities and Exchange Commission on November 28, 2011, is to furnish Exhibit 101 to the Form 6-K in accordance with Rule 405 of Regulation S-T. Exhibit 101 provides the financial statements from the Form 6-K formatted in XBRL (eXtensible Business Reporting Language).

No other changes have been made to the Form 6-K.  This Amendment No. 1 to the Form 6-K does not reflect events that may have occurred subsequent to the original filing date, and does not modify or update in any way the disclosures made in the original Form 6-K.

Pursuant to Rule 406T of Regulation S-T, the interactive files on Exhibit 101 hereto are deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, as amended, are deemed not filed for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and otherwise are not subject to liability under those sections.

This report and Exhibit 101 are hereby incorporated by reference into the registration statement on Form F-3 (No. 333-168873) of the Company.

Exhibits

Exhibit No.	Description
101
The following financial statements from China Cord Blood Corporation’s Report of Foreign Private Issuer on Form 6-K filed on November 28, 2011 formatted in XBRL (eXtensible Business Reporting Language): (i) the unaudited condensed consolidated balance sheets; and  (ii) the unaudited condensed consolidated statements of operations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA CORD BLOOD CORPORATION

By:	/s/ Albert Chen
Name:	Albert Chen
Title:	Chief Financial Officer

Dated: November 29, 2011